

02005254

ED STATES
XCHANGE COMMISSION
ton, D.C. 20549

1-24-02

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
JAN 16 2002
384

SEC FILE NUMBER
8-21586

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/00 (MM/DD/YY) AND ENDING 9/30/01

U.S. POST OFFICE DELAYED

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
McLaughlin, Piven, Vogel Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Wall Street
(No. and Street)

New York, (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Allan Vogel, Financial Principal 212-248-0750
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name - *if individual, state last, first, middle name*)

1212 Avenue of the Americas, Suite 1200, New York, NY 10036-1602
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 01 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James C. McLaughlin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McLaughlin, Piven, Vogel Securities, Inc., as of September 30, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



JAMES M. KENNEDY
Notary Public, State of New York
No. 31-4899510
Qualified in New York County
Commission Expires July 6, 2003

Notary Public



Signature

Chairman of the Board

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McLAUGHLIN, PIVEN, VOGEL SECURITIES, INC.

INDEX

FACING PAGE

* * *



Roseland, NJ • Edison, NJ • Englewood Cliffs, NJ • Lawrenceville, NJ • Ocean, NJ • New York, NY • Bronxville, NY • San Diego, CA

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
McLaughlin, Piven, Vogel Securities, Inc.

We have audited the accompanying statement of financial condition of McLAUGHLIN, PIVEN, VOGEL SECURITIES, INC. as of September 30, 2001, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McLaughlin, Piven, Vogel Securities, Inc. as of September 30, 2001, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

New York, New York
October 19, 2001



McLAUGHLIN, PIVEN, VOGEL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2001

ASSETS

Cash	$ 180,998
Money market funds, at market value	6,506,704
Securities owned, at market value	3,664,241
Other assets	922,120
Total	$11,274,063

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Securities sold but not yet purchased, at market value	$ 5,381
Payable to broker	2,570,717
Other liabilities and accrued expenses	4,360,162
Total	6,936,260
Commitments and contingencies	
Stockholders' equity:	
Common stock, no par value; 3,000 shares authorized; 1,015.203 shares issued, at stated value of $247 per share	250,755
Additional paid-in capital	20,444
Retained earnings	4,066,604
Total stockholders' equity	4,337,803
Total	$11,274,063

See Notes to Financial Statements.

McLAUGHLIN, PIVEN, VOGEL SECURITIES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED SEPTEMBER 30, 2001

Revenues:	
Net dealer inventory and investment gains	$12,463,325
Municipal interest and other income	2,123,238
Total	14,586,563
Expenses:	
Employee compensation and benefits	4,233,283
Commissions and floor brokerage	5,288,172
Communications	763,221
Occupancy and equipment rental	779,135
Other operating expenses	3,029,292
Interest	259,732
Total	14,352,835
Income before provision for income taxes	233,728
Provision for income taxes:	
Current	166,551
Deferred	87,539
Total	254,090
Net loss	$ (20,362)

See Notes to Financial Statements.

McLAUGHLIN, PIVEN, VOGEL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED SEPTEMBER 30, 2001

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, October 1, 2000	1,020.254	$252,003	$39,559	$4,086,966	$4,378,528
Net loss				(20,362)	(20,362)
Purchase and retirement of common stock	(5.051)	(1,248)	(19,115)		(20,363)
Balance, September 30, 2001	1,015.203	$250,755	$20,444	$4,066,604	$4,337,803

See Notes to Financial Statements.

McLAUGHLIN, PIVEN, VOGEL SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2001

Operating activities:	
Net loss	$ (20,362)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	21,699
Deferred income taxes	87,539
Changes in operating assets and liabilities:	
Money market funds	(233,782)
Securities owned	(1,882,149)
Receivable from broker	1,805,748
Other assets	(8,020)
Securities sold but not yet purchased	(29,249)
Payable to broker	2,570,717
Other liabilities and accrued expenses	(2,171,298)
Net cash provided by operating activities	140,843
Financing activities - purchase and retirement of common stock	(20,363)
Investing activities:	
Increase in cash surrender value of officers' life insurance	(43,216)
Purchases of equipment, furniture and improvements	(12,870)
Net cash used in investing activities	(56,086)
Net increase in cash	64,394
Cash, October 1, 2000	116,604
Cash, September 30, 2001	$ 180,998
Supplemental disclosures of cash flow data:	
Interest paid	$ 259,732
Income taxes paid	$ 188,698

See Notes to Financial Statements.

Note 1 - Business and summary of significant accounting policies:

Business:

McLaughlin, Piven, Vogel Securities, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc.

The Company has an agreement with another broker-dealer (the "clearing broker") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC rule 15c3-3k(2)(ii).

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Securities transactions and valuations:

Securities transactions and related commission expenses are recorded on a trade date basis.

The Company's securities owned and the securities sold but not yet purchased positions are concentrated in marketable debt securities. Those securities positions and its deposits in money market accounts are valued at market and unrealized gains and losses are included in the results of operations during each period.

Equipment, furniture and improvements:

Equipment, furniture and improvements are carried at cost. The carrying value of those assets, which was not material at September 30, 2001, has been included in other assets. Depreciation is provided using straight-line and accelerated methods over estimated useful lives of three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the asset or the term of the lease.

Advertising and marketing:

Costs and expenses related to advertising and marketing are expensed as incurred. Such costs were approximately $373,000 in 2001.

Note 1 - Business and summary of significant accounting policies (concluded):

Income taxes:

The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed annually for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision or credit is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Note 2 - Securities owned and securities sold but not yet purchased:

Securities owned (other than money market account shares) and securities sold but not yet purchased represent positions in marketable securities taken primarily for trading purposes in the ordinary course of business. A summary of those positions as of September 30, 2001 follows:

	Owned	Sold But Not Yet Purchased
State and municipal obligations	$3,521,228	$5,155
U.S. Government and agency obligations	45,767	226
Other	97,246	
Totals	$3,664,241	$5,381

Note 3 - Income taxes:

The provision for income taxes for 2001 is comprised of the following:

Current provision:	
Federal	$115,523
State and city	51,028
Total	166,551
Deferred provision:	
Federal	57,391
State and city	30,148
Total	87,539
Total	$254,090

Note 3 - Income taxes (concluded):

A reconciliation of Federal income tax computed based on pre-tax income at Federal statutory income tax rates to the actual provision for income taxes follows:

Federal income tax at statutory rates	$ 80,000
Increase (decrease) in tax resulting from:	
State income taxes, net of Federal benefit	66,000
Tax free interest	(80,000)
Nondeductible expenses	188,090
Provision for income taxes	$254,090

Net deferred tax assets are included in other assets and comprised of the following:

Deferred tax assets	$180,746
Deferred tax liabilities	(24,068)
Net deferred tax assets	$156,678

Deferred tax assets are primarily the result of the effects of officers' compensation arrangements and certain other accrued expenses. Deferred tax liabilities are primarily the result of the effects of state income taxes.

Note 4 - Employee benefit plans:

Profit-sharing plan:

Employees of the Company participate in a profit-sharing plan covering all employees who have completed one year of service, as defined. Contributions are made at the discretion of the Company's Board of Directors. The Company made a contribution of $19,000 in 2001.

Savings plan:

The Company has established a savings plan pursuant to Section 401(k) of the Internal Revenue Code (the "Code") under which all employees meeting eligibility requirements qualify for membership. Subject to certain limits set forth in the Code, employees are permitted to make contributions to the plan on a pre-tax salary reduction basis, and the Company may make voluntary contributions of up to 50% of the employee contributions. Charges of approximately $232,000 in connection with the savings plan for 2001 are included in employee compensation and benefits in the accompanying statement of income.

Note 5 - Commitments and contingencies:

Leases:

The Company is obligated under various operating lease agreements for rental of office space through 2006. Approximate minimum annual rentals in fiscal years subsequent to September 30, 2001 are as follows:

2002	$ 554,000
2003	559,000
2004	413,000
2005	90,000
2006	71,000
Total	$1,687,000

Rent expense (including escalations of $153,000) aggregated approximately $756,000 for 2001.

Stockholder agreements:

Under the terms of stockholder agreements, the Company may be required upon the occurrence of certain events to repurchase the shares of common stock owned by each of its stockholders at the net book value of the shares. Repurchases, if any, may be subject to regulatory approval.

Litigation:

The Company is a party to various legal actions arising in the ordinary course of business. The Company is vigorously defending itself against these actions. In the opinion of management, the outcome of these actions will not have a material effect on the financial condition or results of operations of the Company.

Note 6 - Other related party transactions:

Two commonly-controlled companies provide advertising and related services to the Company and, in exchange, the Company makes payments to third parties on behalf of those affiliates. During 2001, the affiliates charged the Company $230,000 for advertising and marketing related services. The amounts payable under these arrangements were not material and were included in other liabilities and accrued expenses in the accompanying statement of financial condition at September 30, 2001.

Note 7 - Financial instruments with off-balance-sheet risk:

The Company maintains cash deposits with banks and brokers. At times, such deposits exceed Federal or other applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with major financial institutions that have high credit ratings.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be exposed to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur. Margin accounts guaranteed by the Company had an approximate average aggregate balance of $24,412,000 during September 2001.

Securities sold but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold but not yet purchased may exceed the amount recognized in the statement of financial condition.

Additionally, the Company is exposed to off-balance-sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral or to reduce positions when necessary.

Note 8 - Net capital requirements:

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2001, the Company had net capital of approximately $3,178,000, which was $2,887,000 in excess of its required net capital of $291,000. The Company's net capital ratio was 1.37 to 1.

Note 9 - Fair value of financial instruments:

The Company's material financial instruments at September 30, 2001 (including financial instruments not recorded in the statement of financial condition) for which disclosure of estimated fair value is required by certain accounting standards consisted of cash, investments in marketable securities and guarantees of customer margin balances. The fair value of cash is equal to its carrying value because of its liquidity and short-term maturity. The fair value of the investments in marketable securities is based on quoted market values. Because of the uncertainties underlying the amount the Company may have to pay in the future as a result of its guarantees of customer margin balances, there is no practical method that can be used to determine the fair values of the guarantees of customer margin balances.

* * *

McLAUGHLIN, PIVEN, VOGEL SECURITIES, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2001

Net capital:		
Total stockholders' equity		$4,337,803
Deduct nonallowable assets and charges:		
Petty cash	$ 1,000	
Deposit receivable from clearing broker	163,148	
Equipment, furniture and improvements, net	198,520	
Other assets	235,067	
Blanket bond	100,000	697,735
Net capital before haircuts on securities positions		3,640,068
Haircuts on securities positions:		
State and municipal obligations	246,030	
U.S. Government and agency obligations	2,739	
Undue concentration	44,942	
Other	168,372	462,083
Net capital		$3,177,985
Aggregate indebtedness:		
Total liabilities		$6,936,260
Deduct:		
Securities sold but not yet purchased		(5,381)
Payable to broker		(2,570,717)
Aggregate indebtedness		$4,360,162
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $100,000 minimum dollar net capital requirement)		$ 290,677
Excess of net capital		$2,887,308
Excess of net capital at 1,000%		$2,741,969
Ratio of aggregate indebtedness to net capital		1.37 to 1

No material discrepancies exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL CONTROL

To the Board of Directors
McLaughlin, Piven, Vogel Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of McLaughlin, Piven, Vogel Securities, Inc. for the year ended September 30, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the New York Stock Exchange, the National Association of Securities Dealers, Inc. and the other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

New York, New York
October 19, 2001

McLAUGHLIN, PIVEN, VOGEL SECURITIES, INC.

REPORT ON FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2001